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CHICAGO * NEW YORK CITY * WASHINGTON, D.C.
April 30, 2009
VIA EDGAR

Mr. Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Driehaus Mutual Funds (the “Registrant”) (File No. 333-158496)
Dear Mr. DiStefano:
          On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on April 27, 2009, regarding the Registrant’s Registration Statement on Form N-14 filed on April 8, 2009, including the Proxy Statement/Prospectus contained therein (the “Proxy Statement/Prospectus”), relating to the issuance of shares in connection with the proposed reorganization of Lotsoff Capital Management Active Income Fund (the “Selling Fund”), a series of Lotsoff Capital Management Investment Trust, into Driehaus Active Income Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”).
1.	Comment: Please provide the outstanding information under the sub-heading “Fees and Expenses” and under the heading “Capitalization.”

Response: In response to the Staff’s comment, please see the attached Exhibit A, which includes updated footnotes to the fee table, the pro forma expense example for the Acquiring Fund and the capitalization table.

2.	Comment: The Proxy Statement/Prospectus indicates that the sale of securities before the Reorganization could result in taxable distributions to shareholders. Please confirm what percentage of securities the Selling Fund plans to sell, if any. If this will result in any capital gains or losses, disclose the approximate amount per share in the Proxy Statement/Prospectus.

Response: The Selling Fund does not anticipate selling any of its portfolio securities other than in the ordinary course of business. The disclosure in the

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Proxy Statement/Prospectus is included to alert shareholders to the possibility that any disposition of the Selling Fund’s portfolio securities could result in taxable distributions. If the Selling Fund does dispose of certain of its portfolio securities, such disposition will not result in any capital gains or losses for federal income tax purposes as the Selling Fund has elected as a trader in securities to mark to market its portfolio securities held at the end of each taxable year for federal income tax purposes. Consequently, any gain or loss realized on the sale of the Selling Fund’s portfolio securities would be recognized as ordinary income or loss for federal income tax purposes.

3.	Comment: Please confirm whether the Selling Fund has any capital loss carryforward, and if so, whether there is any limit on the use of the carryforward once the Reorganization is approved.

Response: The Selling Fund does not have any capital loss carryforward as a result of its mark-to-market election.

4.	Comment: The Proxy Statement/Prospectus indicates that Driehaus Capital Management LLC has agreed to pay all expenses, including reasonable legal and accounting expenses. Please explain what expenses are excluded from “reasonable legal and accounting expenses.”

Response: The disclosure in the Proxy Statement/Prospectus reflects Driehaus Capital Management LLC’s commitment to working with the service providers of the Selling Fund and Acquiring Fund to ensure expenses payable in connection with the Reorganization are not excessive. Neither the Selling Fund nor the Acquiring Fund will bear any of its expenses incurred in connection with the Reorganization.

5.	Comment: Please confirm whether the Selling Fund anticipates selling any of its portfolio securities prior to the Reorganization in order to conform to the investment policies and strategies of the Acquiring Fund.

Response: The Selling Fund does not anticipate selling any of its portfolio securities other than in the ordinary course of business. The Selling Fund and the Acquiring Fund have substantially similar investment policies, and, therefore, the investments of the Selling Fund are permitted investments of the Acquiring Fund.

6.	Comment: Please confirm whether the Acquiring Fund will utilize the same short-term trading strategies as the Selling Fund.

Response: The Acquiring Fund will utilize the same short-term trading strategies as the Selling Fund. Please see Exhibit B, which reflects that the “Investment Strategies” disclosure in the Proxy Statement/Prospectus has been repaginated to keep the relevant disclosure together in response to the Staff’s comment.

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7.	Comment: Please add disclosure clarifying that the estimated expenses of the Acquiring Fund are higher than the current expenses of the Selling Fund.

Response: In response to the Staff’s comment, the following disclosure has been added under the sub-heading “Shareholder Fees and Annual Operating Expenses,” as reflected in Exhibit A:
Pro forma expenses for the Driehaus Fund, after giving effect to the Driehaus Fund’s expense cap, are expected to be 0.06% higher than the expenses of the Lotsoff Fund for the fiscal year ended September 30, 2008.
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          If you have any questions regarding these responses, please call me at (312) 609-7796.

Very truly yours,
/s/ Abigail J. Murray

cc:	Ms. Michelle L. Cahoon Ms. Cathy G. O’Kelly Ms. Karin J. Flynn

EXHIBIT A
Shareholder Fees and Annual Operating Expenses
(As a Percentage of Average Net Assets)
           The Lotsoff Fund and the Driehaus Fund are no-load investments. The Funds have similar operating expenses except that the Lotsoff Fund does not pay a shareholder services fee. The Driehaus Fund pays a shareholder services fee of up to 0.25%, which will be limited to 0.15% for one year from the date of the Reorganization. The shareholder service fee is used to compensate third parties for providing shareholder services. The Driehaus Fund anticipates that it will enter into such a shareholder services agreement with Genworth Financial Trust Company. Pro forma expenses for the Driehaus Fund, after giving effect to the expense cap, are expected to be 0.06% higher than the expenses of the Lotsoff Fund for the fiscal year ended September 30, 2008. Pro forma expenses for the Driehaus Fund are reflected below, but actual expenses may be greater or less than those shown.
           The Lotsoff Fund’s transfer agent charges a fee of $13 for each wire redemption and $15 for each redemption check sent via overnight delivery. The Driehaus Fund’s transfer agent charges a $15 fee ($20 for Saturday delivery) for redemption proceeds paid via wire or in check form sent via overnight delivery. There is also a $15 fee for each redemption from a retirement account. ~~charges a $15.00 fee for payments of redemption proceeds by wire (which may be waived for certain financial institutions; however, some financial institutions may charge an account-based service fee).~~
          This table describes the fees and expenses that you pay if you buy and hold Fund shares.

	Lotsoff Capital		Pro Forma —
	Management Active		Driehaus Active
	Income Fund		Income Fund
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge Imposed on Purchase	___None		None
Maximum Deferred Sales Charge	___None		None
Maximum Sales Charge Imposed on Reinvested Dividends	___None		None
Redemption Fee(as a % of amount redeemed)	___None		None
Exchange Fee	___None		None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fee	0.55%		0.55%
Other Expenses
Other Expenses Excluding Dividends and Interest on Short Sales	0.39%		0.54	%(1)
Dividends and Interest on Short Sales	0.51%		0.51%
Total Annual Fund Operating Expenses	1.45	%(2)	1.60%
Less Expense Reimbursement	___None		(.09	)%(3)
Net Annual Fund Operating Expenses	1.45	%(2)	1.51%

1	“Other Expenses” for the Driehaus Fund, which include a shareholder services fee, are estimated for the current fiscal year because the Driehaus Fund does not expect to commence operations until ~~_____~~ June 1, 2009. The information in the table with respect to the Driehaus Fund reflects the expenses of the Lotsoff Fund for the fiscal year ended September 30, 2008, adjusted for the shareholder services fee.

2	The information in the table with respect to the Lotsoff Fund reflects the expenses of the Lotsoff Fund for the fiscal year ended September 30, 2008.

3	The Driehaus Adviser has entered into a written agreement to cap the Driehaus Fund’s ordinary operating expenses, excluding Dividends and Interest on Short Sales, at 1.00% ~~of average daily net assets until June __, 2010.~~for a period of one year from the commencement of operations, which is expected to be June 1, 2009. For this same one year period, the Adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Driehaus Fund’s ordinary operating expenses, excluding Dividends and Interest on Short Sales, remain below the operating expense cap.

Example
          This example is intended to help you compare the cost of investing in the Lotsoff Fund and the estimated costs of investing in the Driehaus Fund upon completion of the Reorganization. The example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that a Fund’s operating expenses remain the same and that expenses were capped, as applicable. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year		3 Years	5 Years	10 Years
Lotsoff Fund		$148	$459	$792	$1,735
Pro Forma — Driehaus Fund	~~$~~$	154	$496	$863	$1,894
Investment Adviser
          Driehaus Capital Management LLC, 25 East Erie Street, Chicago, Illinois 60611, currently serves as the investment adviser to the Lotsoff Fund under the interim investment advisory agreement and will serve as the investment adviser to the Driehaus Fund. The Driehaus Adviser was organized in 1982 and as of April ~~30~~24, 2009, managed approximately $~~____~~3.2 billion in assets. The Driehaus Adviser will be responsible for providing investment advisory and management services to the Driehaus Fund, subject to the direction of the Board of Trustees of the Driehaus Mutual Funds.
          Lotsoff Capital Management, 20 North Clark Street, Chicago, Illinois 60602, served as the investment adviser to the Lotsoff Fund until April 3, 2009. The Lotsoff Adviser has been in business since 1981.
Portfolio Managers of the Funds
          K.C. Nelson will serve as the portfolio manager of the Driehaus Fund and will be responsible for making investment decisions on behalf of the Driehaus Fund. Mr. Nelson has served as the portfolio manager of the Lotsoff Fund since April 3, 2009 and previously served as the senior portfolio manager of the Lotsoff Fund from August, 2007 to January, 2009.
          Mr. Nelson received his B.A. in Economics from Vanderbilt University in 1998 and an M.B.A. from Duke University in 2004. In 1998, Mr. Nelson joined J.C. Bradford & Co., where he was an analyst in the firm’s investment banking division. In 1999, he joined Andersen Corporate Finance LLC and worked as a senior analyst primarily focusing on buy and sell-side merger and acquisitions transactions across a number of industries. In 2003, Mr. Nelson joined Akela Capital where he worked as an assistant portfolio manager focusing on convertible arbitrage. In 2006, he joined Lotsoff Capital Management where he was a senior portfolio manager of the firm’s credit oriented strategies. In 2009, Mr. Nelson joined the Driehaus Adviser as portfolio manager focusing on the Driehaus Adviser’s credit oriented strategies.
          Mirsada Durakovic will serve as the assistant portfolio manager of the Driehaus Fund and will support Mr. Nelson with investment research, security selection and portfolio construction. Ms. Durakovic will have certain responsibilities for investment decision-making on the Driehaus Fund, subject to Mr. Nelson’s approval. Ms. Durakovic has served as the assistant portfolio manager of the Lotsoff Fund since April 3, 2009.
          Ms. Durakovic received her B.A. in Finance from Loyola University in 1999 and is currently pursuing an M.B.A. from the University of Chicago. In 1999, Ms. Durakovic joined JPMorgan Securities where she worked as an associate focusing on domestic loan syndications, structure finance research, and

           The preceding is only a general summary of certain U.S. federal income tax consequences of the Reorganization to shareholders of the Selling Fund. Shareholders should consult their own tax advisers concerning the potential tax consequences of the Reorganization to them, including federal, foreign, state and local tax consequences.
CAPITALIZATION
           The following table sets forth as of ~~____~~April 24, 2009: (i) the unaudited capitalization of the Selling Fund; and (ii) the unaudited pro forma combined capitalization of the Acquiring Fund assuming the Reorganization has taken place. The ~~unaudited~~ capitalization of the Acquiring Fund has not been provided as it has not commenced operations. The capitalizations are likely to be different on the Closing Date as a result of daily share purchase and redemption activity.

		Net Asset Value	Shares
Fund	Net Assets	Per Share	Outstanding
Lotsoff Fund	$710,975,972	$10.92	65,116,622.461
Pro Forma — Driehaus Fund.	$710,975,972	$10.92	65,116,622.461
REASONS FOR THE REORGANIZATION
          On April 2, 2009, the Board, including the Independent Trustees, voted unanimously to approve the Reorganization and to recommend its approval to shareholders of the Selling Fund. In reaching its decision, the Board considered the following factors: (1) the Acquiring Fund and the Selling Fund have substantially similar investment objectives, policies and restrictions; (2) the request by the majority shareholder that the Selling Fund be reorganized into the Acquiring Fund so that the portfolio could be managed by the portfolio manager who managed the portfolio from 2007 to 2009; (3) the various alternatives to the Reorganization (e.g., liquidation of the Selling Fund); (4) the Driehaus Adviser has agreed to pay the Funds’ costs of the Reorganization; and (5) the Reorganization is intended to qualify as a reorganization for U.S. federal income tax purposes, resulting in no gain or loss being recognized by the Selling Fund or its shareholders as a direct result of the transfers contemplated by the Reorganization Agreement. The Board reviewed the capabilities of the Driehaus Adviser to manage the Driehaus Fund and considered the terms and conditions of the Reorganization Agreement and alternatives to the proposed Reorganization. After appropriate deliberation, the Board, including all of the Independent Trustees, determined that the Reorganization is in the best interests of the Selling Fund, and that the interests of existing shareholders would not be diluted as a result of the transactions contemplated by the Reorganization.
          Based on this information, the Board unanimously recommends that the shareholders of the Selling Fund approve the Reorganization.
SHAREHOLDER RIGHTS
          General.   Each of the Trust and Driehaus Mutual Funds is an open-end management investment company established as a Delaware statutory trust pursuant to a declaration of trust. The Trust and the Driehaus Mutual Funds are also governed by its respective by-laws and applicable Delaware state law.
          Shares.   Each of the Trust and Driehaus Mutual Funds is authorized to issue an unlimited number of shares of beneficial interest, without par value, from an unlimited number of series of shares. Currently, the Trust consists of two separate investment series and Driehaus Mutual Funds consists of six

EXHIBIT B

time (the “Declaration of Trust”). Driehaus Mutual Funds may issue an unlimited number of shares in one or more series or classes as the Board may authorize.
Investment Objectives, Strategies and Restrictions
          This section will help you compare the investment objectives and strategies of the Selling Fund with the Acquiring Fund. Please be aware that this is only a brief discussion. More complete information may be found in the prospectus for each of the Driehaus Fund and the Lotsoff Fund. The Lotsoff Fund and the Driehaus Fund have substantially similar investment objectives and strategies.
Investment Objectives
          The Lotsoff Fund seeks to provide high current income and capital appreciation.
          The Driehaus Fund seeks to provide current income and capital appreciation
Investment Strategies

Lotsoff Fund	Driehaus Fund

The Fund invests in U.S. and foreign fixed income and floating rate securities. The Fund invests in securities of any credit rating, including securities with credit ratings below investment grade, “junk bonds.” These securities are rated by at least one of the three major nationally recognized statistical ratings organizations, with the rating representing the rating agency’s current opinion of the creditworthiness of the issuer.
The Fund invests primarily in U.S. fixed income and floating rate securities, of both investment and non-investment grade credit quality (the latter otherwise known as “junk bonds”). U.S. fixed income and floating rate securities in which the Fund invests are typically rated by at least one of the three major nationally recognized statistical rating organizations, with the rating representing the rating agency’s current opinion of the creditworthiness of the issuer. The Fund may also invest in securities that have not been rated by a rating agency.

The Fund is actively managed taking both long and short positions and may invest in derivatives.	The Fund is actively managed by taking both long and short positions and the Fund may invest in derivatives as well as foreign securities.

From time to time, the Fund may use derivatives for hedging (attempting to reduce risk by offsetting one investment position with another) or speculation (taking a position in the hope of increasing return). These derivative transactions will involve forward contracts, future contracts, options and swaps, including options on futures and swaps.
The Fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying security, to increase returns, to manage interest rate risk, or as part of a hedging strategy.

The Fund may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.	Same investment strategy.

The Fund has no limit with respect to its portfolio maturity or duration.	Same investment strategy.

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Lotsoff Fund	Driehaus Fund

As part of the Fund’s principal investment strategy, it will engage in a variety of short-term trading strategies. These strategies include:	Same investment strategy.

Convertible Arbitrage. This strategy involves the Fund purchasing a convertible bond and selling short the underlying common stock. Generally this strategy seeks to profit from an improvement in credit quality of the issuer while hedging against default risk through the short sale of the underlying common stock. This strategy tends to perform better when equity markets are volatile because market volatility can positively impact the conversion feature of the convertible bond.

Relative Value Arbitrage. This strategy attempts to take advantage of relative pricing discrepancies between related fixed income and/or equity securities. For example, the Fund may purchase a senior secured security of an issuer and sell short an unsecured security of the same issuer. In this example the trade would be profitable if credit quality spreads widened or if the issuer went bankrupt and the recovery rate for the senior debt was higher. Another example might involve the Fund purchasing a security of an issuer and selling short a comparable security of another issuer in the same industry. In this example the trade could be profitable if changing conditions in an industry affected the issuers differently.

Fixed Income Arbitrage. This strategy attempts to take advantage of a steepening of the yield curve. An example could involve the Fund buying a two year Treasury security and selling short a ten year Treasury security.

Merger Arbitrage. The strategy attempts to profit from the successful completion of corporate reorganizations. For example the Fund may purchase the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition. When the terms of the proposed transaction call for the exchange of securities, the Fund may sell short an equivalent amount of the acquiring company’s securities.

Global Interest Rate Arbitrage. This strategy attempts to profit from interest rate differentials between two countries’ short-term rates and within a particular country’s yield curve. For example the Fund may sell short securities denominated in a low yielding currency and invest in similar securities in a high yielding currency.

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